Exhibit 1

For immediate release

November 4, 2004	(publié également en français)

Long-Term Growth and Annual Production on Track

Highlights

•                  Natural gas strategy advanced through liquefied natural gas (LNG) initiatives and Prima Energy integration

•                  Annual upstream production on target, despite extended Terra Nova turnaround

•                  Downstream results impacted by weaker asphalt and fuel oil margins

•                  5.3 million shares repurchased under NCIB following government share sale

Calgary — Petro-Canada announced today third quarter earnings from operations adjusted for one-time and unusual items of $470 million ($1.77 per share), up 21 per cent from $387 million ($1.46 per share) in the same quarter in 2003.  Third quarter 2004 cash flow was $895 million ($3.37 per share), compared with $879 million ($3.31 per share) in the third quarter of last year.  Cash flow is before changes in non-cash working capital.

Third quarter net earnings in 2004 were $410 million ($1.54 per share), up 42 per cent from $289 million ($1.09 per share) in the same period of 2003.  Net earnings include gains or losses on foreign currency translation and on disposal of assets, an unrealized hedging loss, and one-time and unusual items.

Petro-Canada’s production of crude oil, natural gas liquids and natural gas during the quarter averaged 435 700 barrels of oil equivalent per day, compared with 449 000 barrels of oil equivalent per day in the same quarter of 2003.  Higher production volumes from the Oil Sands business were more than offset by lower volumes from the International and East Coast Oil businesses.  Annual volumes are expected to be in line with guidance provided for the full year.

During the quarter, the Company continued to advance its growth strategy.  “We are making solid advances in building our portfolio of long-life assets.  We signed agreements with Gazprom and TransCanada, two big steps forward in developing an integrated LNG business,” said Ron Brenneman, Petro-Canada’s President and Chief Executive Officer.  “And, our current initiatives remain on track, with good progress on our Buzzard, Pict, White Rose, Syncrude and Edmonton refinery projects.”

“However, we were not able to fully capitalize on the strong business environment this quarter.  An extended Terra Nova turnaround resulted in lower volumes.  In the Downstream business, results were particularly impacted by weaker asphalt and fuel oil margins,” said Brenneman.

At the end of September, the Government of Canada completed the sale of its Petro-Canada stake. Mr. Brenneman said, “I am proud of the role Petro-Canada played in Canada’s largest ever equity offering and pleased that it helped broaden our shareholder base.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES
Gordon Ritchie	Helen Wesley
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3555
E-MAIL: investor@petro-canada.ca

INTERNET SITE:  www.petro-canada.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis set out in pages 2 to 13 should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the nine months ended September 30, 2004, Management’s Discussion and Analysis for the three months and six months ended March 31, 2004 and June 30, 2004, Management’s Discussion and Analysis for the year ended December 31, 2003, the audited consolidated financial statements for the year ended December 31, 2003, and the Company’s 2003 Annual Information Form dated March 4, 2004.

NON-GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity.  Earnings from operations, which represent net earnings excluding gains or losses on foreign currency translation, disposal of assets and unrealized gains or losses on the mark-to-market of the hedge associated with the Buzzard acquisition, are used by the Company to evaluate operating performance.  Cash flow and earnings from operations do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

BUSINESS ENVIRONMENT

Market prices shown in the table below influence average prices realized for crude oil, natural gas liquids, natural gas and petroleum products as shown in the table on page 12.

In the third quarter of 2004, Dated Brent (Brent) oil prices averaged $41.54 US per barrel, up 46 per cent from the average price of $28.41 US per barrel in the third quarter of 2003.  However, the Canadian dollar averaged $0.77 US in the third quarter of 2004, up six per cent from $0.73 US in the third quarter of 2003.  The net impact of these two changes contributed to Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and liquids increasing by 39 per cent, from $37.71 per barrel in the third quarter of 2003 to $52.43 per barrel in the third quarter of 2004.

In the third quarter of 2004, Henry Hub natural gas prices averaged $5.84 US per million British thermal units (MMBTU), up 15 per cent from $5.10 US per MMBTU in the third quarter of 2003.  In the third quarter of 2004, AECO natural gas prices averaged $6.95 per thousand cubic feet (Mcf), up six per cent from $6.56 per Mcf in 2003.  In addition to transportation, the difference between Henry Hub gas prices and AECO gas prices was the result of normal supply and demand fluctuations in the North American basins, along with the change in the Canadian dollar exchange rates relative to the U.S. dollar.  Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business were $6.60 per Mcf in the third quarter of 2004, up 10 per cent from $6.01 per Mcf in the same quarter of 2003.

The average market prices for the three months and nine months ended September 30 were:

	Three months ended September 30,		Nine months ended September 30,
(averages for the period)	2004	2003	2004	2003
Dated Brent at Sullom Voe US$/bbl	41.54	28.41	36.28	28.65
West Texas Intermediate (WTI) at Cushing US$/bbl	43.88	30.20	39.12	30.99
Dated Brent-Maya FOB price differential US$/bbl	9.25	4.04	7.10	4.44
Edmonton Light Cdn$/bbl	56.50	41.31	51.03	45.05
Edmonton Light/Bow River Blend FOB price differential Cdn$/bbl	15.29	11.09	13.64	11.53
Natural gas at Henry Hub US$/MMBTU	5.84	5.10	5.83	5.73
Natural gas at AECO Cdn$/Mcf	6.95	6.56	6.98	7.37
New York Harbour 3-2-1 crack spread US$/bbl	6.74	6.35	7.53	5.42
Exchange rate US cents/Cdn$	$76.5	72.5	75.3	70.1

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2003 net earnings had these changes occurred.  Amounts are stated in Canadian dollars unless otherwise specified.

Factor (1),(4),(5)	Change (+)	Annual Net Earnings Impact	Annual Net Earnings Impact
		(millions of dollars)	($ per share)
Upstream
Price received for crude oil and liquids(2)	$1.00 /bbl	48	0.18
Price received for natural gas	$0.25 /Mcf	36	0.14
Exchange rate: $Cdn per $US refers to impact on upstream net earnings	$0.01	(28)	(0.11)
Crude oil and liquids production	1 000 b/d	4	0.02
Natural gas production	10 MMcf/d	6	0.02
Downstream
New York Harbour 3-2-1 crack spread	$0.10 US/bbl	4	0.02
Light/heavy crude price differential	$1.00 /bbl	11	0.04
Corporate
Exchange rate: $Cdn per $US(3) refers to impact of the revaluation of U.S. dollar- denominated, long-term debt.	$0.01	9	0.03

(1)          The impact of a change in one factor may be compounded or offset by changes in other factors.  The table does not consider the impact of any inter-relationship among factors.

(2)          This sensitivity is based upon an equivalent change in the price of WTI and North Sea Brent.

(3)          This refers to gains or losses on $873 million of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt.  Gains or losses on foreign currency denominated long-term debt associated with self-sustaining international subsidiaries are deferred and included as part of shareholders’ equity.

(4)          The impact of these factors is illustrative.  More detailed information on the impact of price changes is available in the Company’s 2003 Annual Statistical Supplement.

(5)          Excludes impacts relating to Prima Energy acquisition.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Analysis

	Three months ended September 30,				Nine months ended September 30,
($ millions, except per share amounts)	2004	($/share)	2003	($/share)	2004	($/share)	2003	($/share)

Net earnings	410	1.54	289	1.09	1 316	4.95	1 452	5.48
Foreign currency translation	54		4		20		196
Unrealized Buzzard hedge	(107)		—		(164)		—
Gain/(loss) on asset sales	2		(11)		11		24
Earnings from operations	461	1.73	296	1.12	1 449	5.45	1 232	4.65
Income tax adjustment	—		—		13		96
Kazakhstan impairment	—		—		—		(46)
International provisions	—		45		—		45
Oakville closure costs	(9)		(136)		(35)		(136)
Terra Nova insurance proceeds	—		—		31		—
Earnings from operations excluding adjustments for one-time and unusual items	470	1.77	387	1.46	1 440	5.41	1 273	4.81

Foreign currency translation reflected gains or losses on U.S. dollar denominated, long-term debt that is not associated with the self-sustaining international business segment and the United States upstream operations, included in the North American Natural Gas business segment.  In June 2004, as part of its acquisition of an interest in the Buzzard field in the UK North Sea, the Company hedged half of its share of estimated production for the first three and a half years.  Buzzard unrealized mark-to-market losses were recorded in the quarter, because these transactions did not qualify for hedge accounting.

Earnings Variances

Earnings from operations excluded adjustments for the above noted items, but included a number of one-time and unusual items.  In the first nine months of 2004 and 2003, the Company recorded positive adjustments to future income taxes reflecting announced changes to Canadian income tax rates. In the first nine months of 2003, the Company recorded a $46 million provision related to the impairment of assets in Kazakhstan and a positive adjustment of $45 million related to the clarification of production rights and a tax provision associated with a former operation.  Additional depreciation and other charges, related to the September 2003 announced consolidation of eastern Canada refinery operations and the closure of the Oakville refinery, were recorded in 2004.  In the first nine months of 2004, $31 million of insurance proceeds related to the delayed start-up of Terra Nova were received.

Third quarter 2004 earnings from operations adjusted for one-time and unusual items were $470 million ($1.77 per share), up 21 per cent from comparable earnings of $387 million ($1.46 per share) in the third quarter of 2003.  The increase in third quarter earnings from operations reflected higher realized commodity prices and lower interest charges, partially offset by lower heavy product margins in the Downstream business, lower upstream volumes and higher operating costs.

Consolidated nine month earnings from operations adjusted for one-time and unusual items were $1 440 million ($5.41 per share), up 13 per cent from $1 273 million ($4.81 per share) in the same period of 2003.  The increase in earnings from operations reflected higher realized commodity prices, lower exploration expense and interest charges, partially offset by decreased upstream volumes and refining margins.

In 2004, third quarter cash flow was $895 million ($3.37 per share), up from $879 million ($3.31 per share) in the same quarter of 2003.  The increase in cash flow reflected higher earnings from operations, offset by an increase in current taxes.

Consolidated nine month cash flow was $2 701 million ($10.15 per share), compared with $2 744 million or ($10.36 per share) in the first nine months of 2003.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

In the third quarter of 2004, Petro-Canada’s production of crude oil, natural gas liquids and natural gas averaged 435 700 barrels of oil equivalent per day (boe/d), compared with 449 000 boe/d in the same period of 2003.  Increased production from Oil Sands, the United Kingdom and the addition of Prima Energy in the U.S. Rockies was more than offset by lower production in Syria, East Coast Oil and western Canada.

North American Natural Gas

North American Natural Gas contributed third quarter 2004 earnings from operations adjusted for one-time and unusual items of $117 million, up 29 per cent from $91 million in the third quarter of 2003.  The earnings from operations increase reflected higher realized prices, the acquired volumes from Prima Energy and lower exploration costs.  These factors were partially offset by lower western Canada volumes and higher operating costs attributable to scheduled maintenance activities.

Net earnings from North American Natural Gas were $117 million, up from $88 million in the third quarter of 2003.

Third quarter 2004 Canadian realized natural gas prices averaged $6.62 per Mcf, up from $6.01 per Mcf in the same quarter of 2003.  U.S. Rockies realized natural gas prices converted to Canadian dollars averaged $6.09 per Mcf in the third quarter of 2004.

Western Canada natural gas production for the third quarter averaged 659 million cubic feet per day (MMcf/d), compared with 683 MMcf/d in the same period last year.  Lower natural gas production in the third quarter reflected natural declines, adverse weather conditions impeding drilling and completion activities, scheduled gas plant maintenance and unanticipated down time primarily at third-party facilities.  Western Canada crude oil and natural gas liquids production averaged 14 500 barrels per day (b/d) net to Petro-Canada, compared with 15 800 b/d in the third quarter of 2003.

U.S. Rockies

The U.S. Rockies production averaged 56 million cubic feet per day of natural gas equivalent (MMcfe/d) before royalties, for 64 days subsequent to the acquisition in the third quarter.  The integration plan for Prima Energy is on track and critical systems are in place to ensure business continuity during the transition.  In mid September, approximately 60 coal bed methane wells in the Powder River Basin were tied-in and are starting to come on-stream.  Permitting of new wells is on track to achieve the drilling of more than 200 locations in 2005.  The Company’s goal is to double U.S. Rockies production by the end of 2007.

East Coast Oil

East Coast Oil contributed third quarter 2004 earnings from operations adjusted for one-time and unusual items of $190 million, up 37 per cent from $139 million in the third quarter of 2003.  The positive impact of higher realized prices more than offset the negative impact of lower volumes due to an extended turnaround at Terra Nova.

Net earnings from East Coast Oil were $190 million in the third quarter of 2004, up from $139 million in the third quarter of 2003.

Third quarter 2004 East Coast Oil realized crude prices averaged $54.43 per barrel, compared with $38.93 per barrel in the third quarter of 2003.

Third quarter 2004 production averaged 71 500 b/d net to Petro-Canada, compared with 81 200 b/d in the third quarter of 2003.  In August and September 2004, Terra Nova’s volumes were impacted by a longer than expected turnaround for repairs to the gas compression system and replacement of a cracked flare tip.  In the third week of October, Terra Nova resumed full production and is currently running at normal production rates.

Other East Coast Offshore

Construction on the White Rose development facilities continues to progress on schedule for start up in 2006. The first five development wells have been drilled and completed. Lifting of the topsides modules onto the hull of the FPSO was completed in July.  Pre-commissioning activities are now underway.

Oil Sands

Oil Sands reported third quarter 2004 earnings from operations adjusted for one-time and unusual items of $51 million, compared with $20 million in the third quarter of 2003.  The earnings from operations increase reflected higher realized prices and volumes at Syncrude and MacKay River, partially offset by higher operating expenses due to planned maintenance activity.

Net earnings from Oil Sands were $51 million in the third quarter of 2004, up from $20 million in the third quarter of 2003.

Third quarter 2004 Syncrude realized prices averaged $54.81 per barrel, compared with $40.80 per barrel in the same period last year.  MacKay River bitumen realized prices averaged $25.15 per barrel in the third quarter of 2004, compared with $15.66 per barrel in the third quarter of 2003.

Syncrude production averaged 29 200 b/d net to Petro-Canada, comparable to production from the prior year of 29 100 b/d. Third quarter 2004 production was affected by extended planned maintenance activities on an upgrading unit.  Production for the first nine months of 2004 is Syncrude’s highest ever.  No major turnarounds are scheduled for the fourth quarter of 2004.

The Syncrude stage III expansion is proceeding as scheduled with construction progress and costs remaining in line with the revised plan announced in March 2004.

Third quarter MacKay River production averaged 16 200 b/d, up from 8 300 b/d in the same period in 2003.  A planned one week turnaround of the MacKay River facility was completed on schedule in September.  Approximately $25 million of capital equipment to improve water treatment and plant reliability was successfully tied-in during the turnaround.  Integrated operation of the co-generation facility and the MacKay River plant were steady through the quarter.

International

International contributed third quarter 2004 earnings from operations adjusted for one-time and unusual items of $93 million, up 37 per cent from $68 million in the third quarter of 2003.  The earnings from operations increase reflected higher realized commodity prices, partially offset by lower volumes, and higher depreciation, depletion, amortization and exploration charges.

International experienced a third quarter net loss of $14 million, which included the unrealized Buzzard hedging loss of $107 million.  Net earnings in the third quarter of 2003 were $119 million, which included $45 million of positive adjustments related to the clarification of production rights, a tax provision associated with a former operation and a $6 million after-tax gain on the disposal of non-core assets.

International oil and liquids realized prices in the third quarter averaged $54.13 per barrel, compared with $37.85 per barrel in the same period of 2003.  International realized prices for natural gas averaged $4.98 per Mcf in the third quarter of 2004, compared with $4.44 per Mcf in the same period of 2003.

International production for the third quarter averaged 188 100 boe/d, compared with 200 700 boe/d net to Petro-Canada in the third quarter of 2003.  Higher production in Northwest Europe and Trinidad was more than offset by lower production in Syria.

Northwest Europe

Third quarter daily production averaged 49 700 boe/d net to Petro-Canada, compared with 39 200 boe/d in the same period last year.  Production from the United Kingdom averaged 31 900 boe/d in the third quarter of 2004, compared with 21 600 boe/d in the same period last year. The increase reflected production from the new Clapham field.  Netherlands production averaged 17 800 boe/d in the third quarter of 2004, compared with 17 600 boe/d in the third quarter of 2003.

Pict remains on schedule to be on stream mid 2005.  Development drilling started in the quarter and fabrication is under way.  Progress on the Buzzard field development continues on schedule and on budget.

North Africa/Near East

In the third quarter, production in North Africa/Near East averaged 126 100 boe/d net to Petro-Canada, down from 150 000 boe/d in the same quarter of 2003.  Libyan production averaged 50 500 b/d, compared with 51 100 b/d in the third quarter of 2003.  Syrian production averaged 75 100 boe/d net to Petro-Canada, down from 95 000 boe/d in the same quarter last year.  In-fill drilling and production from deep and lateral wells was not able to offset natural declines in existing fields.

Northern Latin America

Trinidad offshore gas production averaged 74 MMcf/d net to Petro-Canada in the third quarter of 2004, up from 69 MMcf /d net to Petro-Canada in the third quarter of 2003.

The extended production test of the La Ceiba development in Venezuela is on track to begin operations in the fourth quarter of 2004.

LNG Developments

Petro-Canada signed two agreements advancing the Company’s strategy to build an integrated LNG business.  LNG will add long-life producing assets to the portfolio and strengthen the Company’s long-term supply and marketing presence in North America.

In September 2004, a memorandum of understanding (MOU) was signed with TransCanada Corporation to develop an LNG facility in Gros Cacouna, Quebec.  The proposed facility will receive, store and re-gasify imported LNG with an average annual send-out capacity of about 500 MMcf per day of natural gas.  TransCanada and Petro-Canada will equally share the $660 million capital cost to construct.  TransCanada will operate the facility and Petro-Canada will supply the LNG.  The regulatory process is expected to take approximately two years and the facility is targeted to be in service by 2009.

Subsequent to the quarter, an MOU was signed with Gazprom to investigate a joint LNG project which would see LNG from Russia shipped to North American markets by 2009.  The MOU encompasses a cooperative study of all aspects of the LNG value chain including liquefaction, re-gasification and the supply-demand fundamentals relevant to marketing arrangements.  Specifically, the MOU covers options for Petro-Canada and Gazprom to jointly develop a liquefaction plant in the St. Petersburg region, and investigate options for gas supplies to that LNG plant and the re-gasification and marketing of natural gas in North America.

DOWNSTREAM

The Downstream contributed third quarter earnings from operations adjusted for one-time and unusual items of $49 million, down 55 per cent from $109 million in the same quarter of 2003.  The impact of rising crude prices on margins for retail and heavy products, and a stronger Canadian dollar in the third quarter of 2004, more than offset favourable U.S. cracking margins and a wider light/heavy crude price differential.

The Downstream business posted third quarter net earnings of $42 million, compared with a net loss of $43 million in the same quarter of 2003. Third quarter 2004 net earnings were negatively impacted by $9 million of after-tax charges for additional depreciation and other charges related to the previously announced consolidation of eastern Canada refinery operations.  Net earnings in 2003 included a $136 million charge related to the closure of the Oakville refinery and a $16 million loss on asset sales related to the selective rationalization of marketing networks in eastern Canada.

The increase in third quarter New York Harbour 3-2-1 refinery crack spread to $6.74 US per barrel from $6.35 US per barrel in the third quarter of 2003, was largely offset by a stronger Canadian dollar.  The domestic light/heavy crude price differential widened to $15.29 per barrel in the third quarter of 2004, compared with $11.09 per barrel in 2003.

Petro-Canada’s refineries achieved 103 per cent utilization in the third quarter which was the same as the rate achieved in the third quarter of 2003.

In the third quarter of 2004, total sales of refined petroleum products were down one per cent, compared to the same period last year.

Excluding the impacts of one-time and unusual items, refining and supply contributed third quarter 2004 operating earnings of $42 million, compared with $79 million in the third quarter of 2003.  The decrease in refining and supply earnings is due primarily to lower asphalt and heavy fuel oil margins, as northeastern U.S. benchmarks failed to keep pace with rising crude costs.  Petro-Canada, as the leading player in asphalt and heavy fuel oil in eastern Canada, was particularly impacted by the low margin environment.  Third quarter earnings were also reduced by LIFO inventory valuation adjustments associated with the Oakville closure.

Marketing contributed third quarter 2004 operating earnings of $7 million, compared with $30 million in the same quarter of 2003.  The decrease in marketing earnings is attributable to lower margins resulting from rising crude costs and intense price competition at the retail level.

A 35-day crude unit turnaround at the Montreal refinery is planned for the fourth quarter of 2004, as part of the consolidation of the eastern Canada refinery operations.  The previously announced Oakville refinery closure has been delayed to increase short-term supply flexibility through the upcoming transition period.  The Oakville refinery will continue to operate at a reduced level into early 2005.  Trans-Northern Pipelines Inc. is managing the pipeline reversal and is on track to have a reversed, expanded pipeline available in the fourth quarter of 2004.

CORPORATE

Shared services recorded net earnings of $24 million in the third quarter of 2004, compared with a loss of $34 million for the same period in 2003.  Third quarter 2004 net earnings included a $54 million after-tax gain on foreign currency translation on U.S. dollar denominated long-term debt, compared with a gain of $4 million in the third quarter of 2003.

Third quarter 2004 interest expense was $33 million before-tax, compared with $46 million in the prior year due to higher capitalized interest, lower financing charges and the stronger Canadian dollar.

On September 29, 2004, the Government of Canada completed the public offering of its remaining 19 per cent interest in the Company.  The Government sold approximately 49 million Petro-Canada common shares at a price of $64.50 per share, resulting in total gross proceeds of approximately $3.2 billion.

Normal Course Issuer Bid

Under the terms of the normal course issuer bid (NCIB), Petro-Canada is entitled to purchase up to 21 million of its common shares during the period from June 22, 2004 to June 21, 2005 subject to certain conditions.  During the third quarter, Petro-Canada purchased a total of 4 289 894 shares at an average price of $64.80 per share, for a total cost of approximately $278 million.  Subsequent to quarter end, the Company purchased 1 491 188 shares at an average price of $67.13 per share, for a total cost of approximately $100 million.  Since filing the NCIB in June, the Company purchased a total of 5 956 082 shares at an average price of $65.22 per share, for a total cost of approximately $388 million.

Accounting Changes

Effective January 1, 2004, the Company adopted, on a retroactive basis, the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related assets are increased by the amount of these liabilities.  Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets.

Effective January 1, 2004, the Company began accounting for certain transportation costs, certain third-party gas purchases and diluent purchases as expenses in the consolidated statement of earnings.  Previously, these costs were netted against revenue.  The change in accounting represents a reclassification of revenue and expenses and has no effect on net earnings.  Prior periods have been reclassified to conform with the current year presentation.

Effective January 1, 2004, the Company elected to discontinue hedge accounting for certain Downstream hedging programs.  As a result, the realized and unrealized values of these transactions are recognized in Investment and Other Income.  The effect of the change for the three months ended September 30, 2004 was an increase in earnings of $4 million.  Gains or losses for hedges implemented prior to January 1, 2004 are deferred and recognized in the settlement period of the related transactions.

LIQUIDITY AND CAPITAL RESOURCES

Petro-Canada’s total debt at September 30, 2004 was $2 614 million, compared with $2 229 million at year-end 2003.  The net increase since year-end 2003 reflected the additional debt associated with the Prima Energy acquisition, partially offset by a stronger Canadian dollar.  As at September 30, 2004, Petro-Canada’s debt to debt plus equity was 23.8 per cent and debt to rolling 12-month cash flow was 0.8 times.  As at December 31, 2003, Petro-Canada’s debt to debt plus equity was 22.7 per cent and debt to 2003 cash flow was 0.7 times.

At September 30, 2004, the balance of short-term debt outstanding was $218 million, consisting of $70 million in U.S. dollar denominated Canadian commercial paper and $130 million in Canadian dollar denominated commercial paper.  The proceeds from issuing commercial paper were used to repay borrowings on the syndicated operating credit facility, finance a portion of the Prima Energy acquisition and purchase shares under the NCIB.

During the quarter, the Company increased its syndicated operating credit facilities from $1 150 million to $1 500 million, to be used for general corporate purposes.  There were no draws on these facilities at quarter end; however they provided liquidity support to the Company’s commercial paper program.

On July 28, 2004, the Company acquired all the outstanding shares of Prima Energy Corporation for $644 million, net of acquired cash.  The acquisition was funded with a $400 million US acquisition credit facility provided by a Canadian chartered bank, plus cash on hand and short-term borrowings.

The Company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service.  The Company’s long-term debt ratings remained unchanged from year-end 2003.

Subsequent to the quarter end, Petro-Canada filed a shelf prospectus that will provide the Company flexibility to issue up to $1 billion US of debt securities in the United States until December 2006.  This shelf prospectus replaces the shelf prospectus registered in 2003.

Petro-Canada’s cash and cash equivalents as at September 30, 2004 were $445 million, compared with $635 million as at December 31, 2003.

Excluding cash and cash equivalents, short-term notes payable and the current portion of long-term debt, Petro-Canada had an operating working capital deficiency of $977 million at the end of September 30, 2004, compared with an operating working capital deficiency of $52 million as at December 31, 2003.

Commitments and contingent liabilities are disclosed in Note 22 to the 2003 annual consolidated financial statements.

Contractual obligations are summarized in the Company’s 2003 annual Management’s Discussion and Analysis.  During the third quarter of 2004, total contractual obligations increased by approximately $625 million, relating mainly to an increase in debt levels associated with the Prima Energy acquisition and other long-term obligations.

RISK

Hedging Activities

As part of its acquisition of an interest in the Buzzard field in the U.K. North Sea, the Company entered into a series of derivative contracts related to the future sale of Brent crude oil.  The purpose of these transactions is to ensure value-adding returns to Petro-Canada on this investment, even in the event of a material decrease in oil prices.  These contracts effectively lock in an average forward price of approximately $26 US per barrel on a volume of 35 840 000 barrels.  This volume represents approximately 50 per cent of the Company’s share of estimated plateau production in the 2007 to 2010 time frame.  Mark-to-market unrealized losses associated with these Buzzard contracts were $107 million after-tax in the third quarter of 2004 and $164 million year to date.  As the Buzzard development is not sufficiently advanced to qualify for hedge accounting, unrealized gains or losses are reported every quarter.

As at September 30, 2004, there was no material change in the Company’s risks or risk management activities since December 31, 2003.  Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors, using insurance, selective hedging and other techniques.  Readers should refer to Petro-Canada’s 2003 Annual Information Form and the risk management section of the 2003 Management’s Discussion and Analysis.

SHAREHOLDER INFORMATION

As at September 30, 2004, Petro-Canada’s common shares outstanding totaled 262.1 million and averaged 265.9 million in the third quarter.  This compares with average shares outstanding of 265.2 million for the quarter ended September 30, 2003.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, November 4, 2004 at 0900h, Eastern Time.  To participate, please call 1-877-211-7911 or 416-405-9310 at 0855h.  Media are invited to listen to the call by dialing 1-877-295-2825 and are invited to ask questions at the end of the call.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (passcode number 3096184).  A live audio broadcast of the conference call will be available on Petro-Canada’s website at

http://www.petro-canada.ca/eng/investor/9259.htm on November 4 at 0900h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan”, “anticipate”, “intend”, “expect”, “estimate”, “budget” or other similar wording. Forward looking statements include but are not limited to: references to future capital and other expenditures; drilling plans; construction activities; the submission of development plans; seismic activity; refining margins; oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream; retail throughputs; pre-production and operating costs; reserves estimates; reserves life; natural gas export capacity; and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission (“SEC”).

Petro-Canada’s staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as “probable”, “possible”, “recoverable” or “potential” reserves and resources does not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserve data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe (barrel of oil equivalent) is used in this document may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily at the burner tip and does not represent a value equivalency at the wellhead.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SELECTED OPERATING DATA

September 30, 2004

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Before Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	71.5	81.2	81.4	85.7
Oil Sands	45.4	37.4	44.5	34.5
North American Natural Gas (1),(2)	15.7	15.8	14.8	17.3
Northwest Europe	36.6	30.0	42.3	37.3
North Africa/Near East	122.8	144.4	128.3	143.7
	292.0	308.8	311.3	318.5
Natural gas production, net, excluding injectants (millions of cubic feet per day)
North American Natural Gas (1),(2)	690	683	686	692
Northwest Europe	79	56	89	76
North Africa/Near East	20	33	20	34
Northern Latin America	74	69	71	60
	863	841	866	862
Total production (3) (thousands of barrels of oil equivalent per day), net before royalties	436	449	456	462

After Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	68.2	78.7	78.4	83.7
Oil Sands	45.0	36.9	44.1	34.1
North American Natural Gas (1),(2)	11.6	11.8	10.9	13.1
Northwest Europe	36.6	30.0	42.3	37.3
North Africa/Near East	65.2	86.0	67.4	76.1
	226.6	243.4	243.1	244.3
Natural gas production, net, excluding injectants (millions of cubic feet per day)
North American Natural Gas (1),(2)	521	535	521	522
Northwest Europe	79	56	89	76
North Africa/Near East	2	7	3	7
Northern Latin America	49	69	52	59
	651	667	665	664
Total production (3) (thousands of barrels of oil equivalent per day), net after royalties	335	355	354	355

Petroleum product sales (thousands of cubic metres per day)
Gasolines	25.8	26.6	24.9	26.0
Distillates	18.5	19.7	20.0	20.4
Other including petrochemicals	13.2	11.8	12.1	10.0
	57.5	58.1	57.0	56.4

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	51.0	51.5	49.3	50.3
Average refinery utilization (per cent)	103	103	99	101
Downstream earnings from operations after tax (cents per litre) (4)	0.9	2.1	1.6	2.4

(1) North American Natural Gas includes western Canada and U.S. Rockies.

(2) Average production for U.S. Rockies based on 64 days in the quarter.

(3) Natural gas converted at 6 000 cubic feet of gas to one barrel of oil.

(4)  Before provision for closure of Oakville refinery.

AVERAGE PRICE REALIZED

September 30, 2004

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	54.43	38.93	47.85	40.34
Oil Sands	44.23	35.21	40.32	37.53
North American Natural Gas (1)	49.72	35.75	44.92	39.26
Northwest Europe	55.92	39.15	49.01	41.99
North Africa/Near East	53.60	37.58	46.92	38.97
Total crude oil and natural gas liquids	52.43	37.71	46.41	39.55

Natural gas (dollars per thousand cubic feet)
North American Natural Gas (1)	6.60	6.01	6.66	6.92
Northwest Europe	5.58	4.86	5.51	5.24
North Africa/Near East	5.35	4.97	4.88	4.89
Northern Latin America	4.24	3.85	4.64	4.33
Total natural gas	6.28	5.72	6.33	6.51

SHARE INFORMATION

September 30, 2004

		Three months ended September 30,		Nine months ended September 30,
		2004	2003	2004	2003
Average shares outstanding (millions)		265.9	265.2	266.0	264.8
Average diluted shares outstanding (millions)		269.4	268.1	269.5	267.7
Net earnings per share	– Basic	1.54	1.09	4.95	5.48
	– Diluted	1.52	1.08	4.88	5.42
Cash flow per share		3.37	3.31	10.15	10.36
Dividends per share		0.15	0.10	0.45	0.30
Share price (2)	– High	68.15	56.54	69.69	56.54
	– Low	55.85	51.75	55.46	45.75
	– Close at September 30	65.74	52.49	65.74	52.49
Shares traded (3) (millions)		82.7	32.0	220.4	132.2

(1) North American Natural Gas includes western Canada and U.S. Rockies.

(2) Share prices are for trading on the Toronto Stock Exchange (TSX).

(3) Total shares traded on the TSX and New York Stock Exchanges.

SELECTED FINANCIAL DATA

September 30, 2004

(unaudited, millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Earnings
Upstream
North American Natural Gas	117	91	369	396
East Coast Oil	190	139	558	458
Oil Sands	51	20	110	43
International	93	113	288	247
Downstream	40	(27)	219	229
Shared Services	(30)	(40)	(95)	(141)
Earnings from operations	461	296	1 449	1 232
Foreign currency translation	54	4	20	196
Unrealized Buzzard hedge loss	(107)	—	(164)	—
Gain (loss) on asset sales	2	(11)	11	24
Net earnings	410	289	1 316	1 452

Cash flow
Cash flow from operating activities	895	879	2 701	2 744
Increase (decrease) in non-cash working capital relating to operating activities and other	266	(49)	347	(239)

Cash flow	1 161	830	3 048	2 505

Average capital employed
Upstream			7 534	6 352
Downstream			2 629	2 457
Shared Services			138	374
Total Company			10 301	9 183

Return on capital employed (per cent) (1)
Upstream			17.7	24.0
Downstream			9.7	11.9
Total Company			15.6	20.9

Operating return on capital employed (per cent) (1)
Upstream			19.7	23.4
Downstream			9.6	12.5
Total Company			16.4	18.7

Return on equity (per cent)			19.31	28.9

Debt			2 614	2 316
Cash and cash equivalents			445	588
Debt to cash flow(1) (times)			0.8	0.7
Debt to debt plus equity (per cent)			23.8	24.1

(1) 12-month rolling average.

CONSOLIDATED STATEMENT OF EARNINGS

Nine months ended September 30, 2004

(unaudited, millions of dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Revenue
Operating	3 788	3 142	10 880	9 783
Investment and other income (4)	(166)	(24)	(220)	14
	3 622	3 118	10 660	9 797

Expenses
Crude oil and product purchases	1 807	1 346	4 946	4 218
Operating, marketing and general (5)	664	675	1 988	1 901
Exploration	49	53	159	233
Depreciation, depletion and amortization (5)	352	449	1 050	1 095
Gain on translation of foreign currency denominated long-term debt	(67)	(5)	(25)	(201)
Interest	33	46	108	139
	2 838	2 564	8 226	7 385

Earnings before income taxes	784	554	2 434	2 412

Provision for income taxes
Current	412	264	1 231	860
Future (6)	(38)	1	(113)	100
	374	265	1 118	960

Net earnings	410	289	1 316	1 452

Earnings per share
Basic (dollars)	1.54	1.09	4.95	5.48
Diluted (dollars)	1.52	1.08	4.88	5.42

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Nine months ended September 30, 2004

(unaudited, millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Retained earnings at beginning of period, as previously reported	4 636	3 495	3 943	2 380
Retroactive application of change in accounting for asset retirement obligations (2)	—	(119)	(133)	(114)
Retained earnings at beginning of period, as restated	4 636	3 376	3 810	2 266
Net earnings	410	289	1 316	1 452
Dividends on common shares	(40)	(27)	(120)	(80)
Retained earnings at end of period	5 006	3 638	5 006	3 638

Figure references refer to the Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Nine months ended September 30, 2004

(unaudited, millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Operating activities
Net earnings	410	289	1 316	1 452
Items not affecting cash flow (7)	436	537	1 226	1 059
Exploration expenses	49	53	159	233
Cash flow from operating activities before changes in non-cash working capital	895	879	2 701	2 744
Decrease (increase) in non-cash working capital relating to operating activities and other	266	(49)	347	(239)
Cash flow from operating activities	1 161	830	3 048	2 505

Investing activities
Expenditures on property, plant and equipment and exploration (8)	(778)	(660)	(3 098)	(1 670)
Acquisition of Prima Energy Corporation (3)	(644)	—	(644)	—
Proceeds from sale of assets (9)	5	8	436	148
Increase in deferred charges and other assets, net	(7)	(33)	(21)	(112)
Decrease in non-cash working capital relating to investing activities	24	60	20	64
	(1 400)	(625)	(3 307)	(1 570)
Financing activities and dividends
Increase (decrease) in short-term notes payable	(57)	—	229	—
Proceeds from issue of long-term debt (3), (10)	533	—	533	804
Reduction of long-term debt (10)	(2)	(188)	(298)	(1 350)
Proceeds from issue of common shares	7	6	31	45
Purchase of common shares (11)	(278)	—	(288)	—
Dividends on common shares	(40)	(27)	(120)	(80)
Increase in non-cash working capital related to financing activities	—	—	(18)	—
	163	(209)	69	(581)

(Decrease) increase in cash and cash equivalents	(76)	(4)	(190)	354
Cash and cash equivalents at beginning of period	521	592	635	234
Cash and cash equivalents at end of period	445	588	445	588

Figure references refer to the Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

As at September 30, 2004

(unaudited, millions of dollars)

	September 30, 2004	December 31, 2003

Assets
Current assets
Cash and cash equivalents	445	635
Accounts receivable (9)	1 388	1 503
Inventories	602	551
Prepaid expenses	32	16
	2 467	2 705
Property, plant and equipment, net	14 234	10 943
Goodwill	962	810
Deferred charges and other assets	331	316
	17 994	14 774
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	2 398	1 822
Income taxes payable	601	300
Short-term notes payable	218	—
Current portion of long-term debt	7	6
	3 224	2 128
Long-term debt (10)	2 389	2 223
Deferred credits and other liabilities	1 375	1 079
Future income taxes	2 640	1 756
Shareholders’ equity (11)	8 366	7 588
	17 994	14 774

Figure references refer to the Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)                Segmented Information
Three months ended September 30,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Revenue
Sales to customers and other revenues	435	400	211	179	121	55	396	474	2 455	2 003	4	7	3 622	3 118
Inter-segment sales	53	40	171	128	147	107	—	—	4	2	—	—
	488	440	382	307	268	162	396	474	2 459	2 005	4	7

Expenses
Crude oil and product purchases	88	82	—	—	75	37	—	—	1 643	1 229	1	(2)	1 807	1 346
Inter-segment transactions	2	2	2	—	11	7	—	—	360	268	—	—
Operating, marketing and general	98	83	32	33	90	77	106	108	322	359	16	15	664	675
Exploration	27	40	—	—	1	1	21	12	—	—	—	—	49	53
Depreciation, depletion and amortization	83	66	68	65	16	12	116	82	69	224	—	—	352	449
Gain on translation of foreign currency denominated long-term debt	—	—	—	—	—	—	—	—	—	—	(67)	(5)	(67)	(5)
Interest	—	—	—	—	—	—	—	—	—	—	33	46	33	46
	298	273	102	98	193	134	243	202	2 394	2 080	(17)	54	2 838	2 564

Earnings before income taxes	190	167	280	209	75	28	153	272	65	(75)	21	(47)	784	554
Provision for income taxes
Current	96	49	91	71	(8)	(3)	199	110	48	56	(14)	(19)	412	264
Future	(23)	30	(1)	(1)	32	11	(32)	43	(25)	(88)	11	6	(38)	1
	73	79	90	70	24	8	167	153	23	(32)	(3)	(13)	374	265
Net earnings	117	88	190	139	51	20	(14)	119	42	(43)	24	(34)	410	289
Expenditures on property, plant and equipment and exploration	177	162	76	90	100	90	208	215	215	100	2	3	778	660
Cash Flow (before changes in non-cash working capital)	212	237	259	203	101	43	267	250	79	166	(23)	(20)	895	879

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)                Segmented Information
Nine months ended September 30,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Revenue
Sales to customers and other revenues	1 301	1 403	715	589	301	159	1 409	1 450	6 919	6 198	15	(2)	10 660	9 797
Inter-segment sales	151	148	412	392	402	304	—	—	9	4	—	—
	1 452	1 551	1 127	981	703	463	1 409	1 450	6 928	6 202	15	(2)

Expenses
Crude oil and product purchases	274	286	—	—	200	104	—	—	4 468	3 827	4	1	4 946	4 218
Inter-segment transactions	5	4	4	—	33	26	—	—	932	818	—	—
Operating, marketing and general	276	247	93	92	262	241	336	301	975	965	46	55	1 988	1 901
Exploration	75	122	2	47	10	21	72	43	—	—	—	—	159	233
Depreciation, depletion and amortization	232	201	210	199	40	31	362	340	205	324	1	—	1 050	1 095
Gain on translation of foreign currency denominated long-term debt	—	—	—	—	—	—	—	—	—	—	(25)	(201)	(25)	(201)
Interest	—	—	—	—	—	—	—	—	—	—	108	139	108	139
	862	860	309	338	545	423	770	684	6 580	5 934	134	(6)	8 226	7 385

Earnings before income taxes	590	691	818	643	158	40	639	766	348	268	(119)	4	2 434	2 412
Provision for income taxes
Current	278	152	254	218	(35)	(15)	597	435	190	172	(53)	(102)	1 231	860
Future	(57)	111	6	(33)	83	12	(90)	78	(64)	(118)	9	50	(113)	100
	221	263	260	185	48	(3)	507	513	126	54	(44)	52	1 118	960
Net earnings	369	428	558	458	110	43	132	253	222	214	(75)	56	1 316	1 452
Expenditures on property, plant and equipment and exploration	506	394	199	247	266	335	1 592	436	531	250	4	8	3 098	1 670
Cash Flow (before changes in non-cash working capital)	640	828	781	675	247	109	745	711	365	490	(77)	(69)	2 701	2 744

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(2)           The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s 2003 annual report.  The interim consolidated financial statements follow the accounting policies summarized in the notes to the annual consolidated financial statements except as set out below.

Effective January 1, 2004, the Company adopted, on a retroactive basis, the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related asset are increased by the amount of these liabilities.  Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets.  Asset retirement obligations are not recorded for those assets which have an indeterminate useful life.  In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 6.5%.   The total undiscounted amount of the estimated cash flows required to settle the obligation was $2 121 million as at December 31, 2003.  The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extends up to 45 years in the future.  The change in accounting for asset retirement obligations decreased net earnings by $5 million and $4 million for the three months and the nine months ended September 30, 2004, respectively (decrease in net earnings of $12 million and $17 million for the three months and nine months ended September 30, 2003, respectively).  The change also resulted in increases in deferred credits and other liabilities of $391 million and property, plant and equipment of $184 million and decreases in retained earnings of $133 million and future income taxes of $74 million as at December 31, 2003.

Effective January 1, 2004 the Company began accounting for certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings.  Previously, these costs were netted against revenue.  Prior year comparatives have been restated.  The change in accounting has no effect on net earnings but increased revenue and expense as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(millions of dollars)
Operating revenue	202	159	589	505
Crude oil and product purchases	164	119	474	390
Operating, marketing and general	38	40	115	115
Net earnings	—	—	—	—

(3)           On July 28, 2004 the Company acquired all of the common shares of Prima Energy Corporation for a total acquisition cost of $644 million, net of cash acquired.  The results of operations, which are self-sustaining, are included in the consolidated financial statements from the date of acquisition.

The acquisition was accounted for by the purchase method of accounting.  The estimated allocation of fair value to the assets acquired and liabilities assumed is:

(millions of dollars)
Property, plant and equipment	$688
Goodwill	193
Current assets, excluding cash of $74 million	36
Deferred charges and other assets	2
Total assets acquired	919
Current liabilities	41
Future income taxes	217
Deferred credits and other liabilities	17
Total liabilities assumed	275
Net assets acquired	$644

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

Goodwill, which is not tax deductible, was assigned to the Company’s North American Natural Gas business segment.

Funding for the acquisition was provided by a U.S. $400 million underwritten credit facility, cash and cash equivalents and existing committed bank credit lines.

(4)           Investment and other income includes unrealized losses associated with the Buzzard hedge 8 in the amount of $174 million ($107 million after-tax) and $267 million ($164 million after-tax) for the three months and the nine months ended September 30, 2004, respectively.

Investment and other income for the nine months ended September 30, 2004 includes a net pre-tax gain on disposal of assets of $12 million ($11 million after-tax), including $8 million ($8 million after-tax) relating to the sale of assets in Kazakhstan.

Investment and other income for the three months ended September 30, 2003 included a pre-tax loss of $27 million relating to the planned disposals of Downstream retail sites and other net gains on disposals of $4 million.  Investment and other income for the nine months ended September 30, 2003 included a net pre-tax gain of $35 million which included gains on disposals of non-core oil and gas properties partially offset by a loss on the disposals of Downstream retail sites. For the three months ended September 30, 2003 the loss on disposals decreased net earnings by $11 million and for the nine months ended September 30, 2003 the gain on disposals increased net earnings by $24 million.

(5)           Following a review of its eastern Canada refining and supply operations, Petro-Canada announced in September, 2003 it will be ceasing Oakville refining operations and expanding the existing terminalling facilities.  The total charge to earnings related to the shutdown, which is expected to occur in early 2005, will be approximately $200 million after-tax of which $186 million has been recorded to date.  The following expenses have been recorded in the Downstream segment:

	Three months ended September 30,				Nine months ended September 30,
	2004		2003		2004		2003
	Pre- Tax	After- Tax	Pre- Tax	After- Tax	Pre- Tax	After- Tax	Pre- Tax	After- Tax
				(millions of dollars)
Operating, marketing and general expense (de-commissioning and employee related costs)	—	—	51	30	2	1	51	30
Depreciation and amortization expenses (asset write-downs and increased depreciation)	15	9	174	106	55	34	174	106
	15	9	225	136	57	35	225	136

Depreciation, depletion and amortization for the nine months ended September 30, 2003 included an impairment charge of $46 million ($46 million after-tax), recorded in the International segment, relating to assets in Kazakhstan.  During the three months ended March 31, 2004, these assets were sold.(4)

(6)           The provision for future income taxes for the nine months ended September 30, 2004 has been reduced by  $13 million due to the reduction in provincial income tax rates.  The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $7 million, East Coast Oil - $3 million, Oil Sands - $2 million, Downstream - $2 million and Shared Services - $(1) million.

The provision for future income taxes for the nine months ended September 30, 2003 has been reduced by

$96 million due primarily to the reduction in federal income tax rates.  The changes, to be introduced over five years, will reduce the applicable rate on resource income to 21% from 28%, provide for the deductions of crown royalties and eliminate the deduction for resource allowance.  The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $29 million, East Coast Oil - $21 million, Oil Sands - $14 million, Downstream - $45 million and Shared Services - $(13) million.

(7)           Items not affecting cash flow:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
		(millions of dollars)
Depreciation, depletion and amortization	352	449	1 050	1 095
Future income taxes	(38)	1	(113)	100
Loss (gain) on sale of assets	(2)	23	(12)	(35)
Gain on translation of foreign currency denominated long-term debt *	(67)	(5)	(25)	(201)
Unrealized loss associated with the Buzzard hedge (8)	174	—	267	—
Accretion of asset retirement obligations	13	39	37	54
Other	4	30	22	46
	436	537	1 226	1 059

*                 Gains or losses on foreign currency denominated long-term debt associated with the self-sustaining International business segment and the United States upstream operations, included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

(8)           Expenditures on property, plant and equipment and exploration for the nine months ended September 30, 2004 include Petro-Canada’s purchase of a 29.9 per cent interest in the Buzzard field and nearby exploration blocks in the U.K. North Sea for $1 218 million (U.S. $887 million), net of cash.  Funds for the purchase were provided from cash and cash equivalents and from committed bank credit facilities.

In connection with the acquisition, Petro-Canada entered into a series of derivative contracts related to the future sale of Brent crude oil which effectively locked in an average price of U.S. $25.98 per barrel on 35,840,000 barrels of oil or half the expected production for the period July 1, 2007 to December 31, 2010.  Mark-to-market gains or losses on these contracts are currently reflected in investment and other income. (4)

(9)           In June 2004, Petro-Canada entered into a securitization program, expiring in 2009, to sell an undivided interest of eligible accounts receivable up to $400 million to a third party, on a revolving and fully serviced basis.  The service liability has been estimated to be insignificant. The Company also retains an interest in the transferred accounts receivable equal to the required reserves amount.

Petro-Canada accounts for the securitization program as a sale, as control over the transferred accounts receivable is relinquished once proceeds from the third party have been received.  Gains or losses from the sale are recognized in Investment and Other Income.  The gain or loss is dependent upon the purchase discount, as well as the previous carrying amount of the accounts receivable transferred, allocated between the accounts receivable sold and the retained interests based on the relative fair values.

As at September 30, 2004, $400 million of outstanding accounts receivable had been sold under the program.

(10)         During the nine months ended September 30, 2003 the Company issued U.S. $300 million 4.00% notes due July 15, 2013 and U.S. $300 million 5.35% notes due July 15, 2033.  In anticipation of issuing this debt, the Company entered into interest rate derivatives which resulted in effective yields for the 10 and 30 year notes of 4.838% and 6.073%, respectively.  The gross proceeds aggregated $804 million which contributed to the repayment of $810 million of the credit facility related to the acquisition of oil and gas operations of Veba Oil & Gas GmbH.  During June 2004 the remaining acquisition credit facility was repaid from proceeds of the securitization program. (9)

(11)         Shareholders’ equity consists of:

	September 30, 2004	December 31, 2003
(millions of dollars)

Common shares	1 319	1 308
Contributed surplus	1 886	2 147
Retained earnings	5 006	3 810
Foreign currency translation adjustment	155	323
	8 366	7 588

For the nine months ended September 30, 2004 the Company granted 1 786 400 stock options (nine months ended September 30, 2003 – 2 446 000 stock options) to officers and certain employees to purchase common shares at a price of $57.40 per share for a term of seven years (2003 – $51.39 per share for a term of ten years).  The options vest over four years and are exercisable at the market price when granted.  Shareholder approval was received at the 2004 Annual General Meeting on April 27, 2004 whereby holders of stock options granted in 2004 have the alternative to exercise these stock options as a cash payment alternative (CPA).  Where the CPA is chosen, vested options are surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then market price over the option exercise price.

Stock options granted in 2004 are accounted for based on the intrinsic value at each period end whereby a liability and expense are recorded over the vesting period in the amount by which the current market price exceeds the option exercise price. Stock options granted in 2003 have been accounted for based on the fair value method at the grant date.  The fair value associated with the 2003 options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. For stock options issued in 2002, the Company accounts for these options based on the intrinsic value at the grant date, which does not result in a charge to earnings as the exercise price was equal to the market price at the grant date.  The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended September 30,
	2004	2003	2004		2003
	Net Earnings		Earnings per Share
	(millions of dollars)			(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	410	289	1.54	1.52	1.09	1.08
Pro forma adjustment	2	2	0.01	0.01	0.01	0.01
Pro forma net earnings	408	287	1.53	1.51	1.08	1.07

	Nine months ended September 30,
	2004	2003	2004		2003
	Net Earnings		Earnings per Share
	(millions of dollars)			(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	1 316	1 452	4.95	4.88	5.48	5.42
Pro forma adjustment	7	6	0.03	0.02	0.02	0.02
Pro forma net earnings	1 309	1 446	4.92	4.86	5.46	5.40

The estimated fair value of stock options granted in 2003, which are charged to earnings (see above) was $17.50 per option.  The estimated weighted average fair value of stock options, granted in 2002, which is incorporated in the pro forma earnings information above, was $12.74 per option.  The fair values have been determined using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	4.4%	4.9%
Expected hold period to exercise	6 years	6 years
Expected volatility in the market price of the common shares	32%	33%
Estimated annual dividend	1.4%	1.4%

During the nine months ended September 30, 2004 the Company implemented a Performance Share Unit (PSU) program and granted 284 880 PSUs to officers and other senior management employees.  Under the PSU program, notional share units are awarded and settled in cash at the end of a three year period based upon the Company’s share price at that time, the value of notional dividends applied during the period and the Company’s total shareholder return relative to a peer group of North American industry competitors.  The charge is accounted for over the three year-term on a mark-to-market basis whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company’s shares and the Company’s current performance relative to the peer group.

Commencing June 22, 2004, the Company made a Normal Course Issue Bid to repurchase up to 21 million common shares for cancellation during the period up to June 2005.  During the three months and nine months ended September 30, 2004, the Company has purchased, under the program, 4 298 894 and 4 464 894 shares for a cost of $278 million and $288 million, respectively.  The excess of purchase price over the carrying amount of the shares purchased, which totalled $257 million and $266 million for the three months and nine months ended September 30, 2004, respectively, was recorded as a reduction of contributed surplus.

(12)         The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees.  The expenses associated with these plans are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(millions of dollars)
Pension Plans:
(a) Defined benefit plans
Employer current service cost	6	7	19	21
Interest cost	20	19	60	58
Expected return on plan assets	(19)	(16)	(57)	(49)
Amortization of transitional asset	(1)	(1)	(3)	(3)
Amortization of net actuarial losses	8	6	23	19
	14	15	42	46

(b) Defined contribution plans	3	3	9	8
Total expense	17	18	51	54

Other post-retirement plans:
Employer current service cost	1	1	3	3
Interest cost	3	3	9	9
Amortization of transitional obligation	1	1	3	2
	5	5	15	14